UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2023
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On August 8, 2023, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the second quarter June 30, 2023. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income, tax rate and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, long-lived asset impairments, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: August 9, 2023

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated August 8, 2023

Exhibit 99.1

Media Release

QIAGEN delivers ahead of outlook for Q2 2023 with 9% CER sales growth in non-COVID products and updates 2023 full-year outlook

•Q2 2023: Net sales of $495 million (-4% at actual rates, -4% at constant exchange rates, CER); diluted EPS of $0.35 and adjusted diluted EPS of $0.51

◦Net sales at CER of $497 million ahead of outlook for at least $490 million CER and adjusted diluted EPS of $0.52 CER ahead of outlook for at least $0.50 CER

◦9% CER sales growth in non-COVID product portfolio to $457 million, 10% CER sales growth in recurring consumables and related revenues

•Full-year 2023: Outlook revised to net sales of at least $1.97 billion CER due to significant drop in COVID-19 demand and volatility in large-scale customer bulk orders in the OEM business; adj. diluted EPS revised to at least $2.07 CER

Venlo, the Netherlands, August 8, 2023 - QIAGEN (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced results for the second quarter and first half of 2023.

Net sales results of $497 million at constant exchange rates (CER) for Q2 2023 were above the outlook for at least $490 million CER, driven by 9% CER growth in the non-COVID-19 portfolio. Overall sales results for Q2 2023 declined 4% (-4% CER) to $495 million from Q2 2022, a period marked by significant COVID-19 sales. Adjusted diluted earnings per share (EPS) were $0.51, and results of $0.52 CER were above the outlook for at least $0.50 CER.

QIAGEN has revised its full-year 2023 outlook for net sales of at least $1.97 billion (prior $2.05 billion CER) due mainly to the significant drop in COVID-19 test demand and volatility in large-scale customer bulk orders in the OEM (Original Equipment Manufacturer) business, which impacts both COVID and non-COVID sales results. Sales growth from the non-COVID product groups is now expected to be at least 8% CER, driven by ongoing solid consumables demand across the portfolio. Adjusted diluted EPS are now expected to be at least $2.07 CER (prior $2.10 CER).

"Our teams at QIAGEN exceeded the outlook we set for both sales and profitability in the second quarter of 2023," said Thierry Bernard, Chief Executive Officer of QIAGEN. "This performance was especially important given the significant drop-off in COVID-19 testing and challenging macro environment.

"We are executing on a strategy to develop our portfolio across the Life Sciences and Molecular Diagnostics customer classes. The solid 9% CER sales growth in our non-COVID business shows the resilience of this portfolio, with 10% CER growth in our highly recurring consumables portfolio across all customer classes and led by QuantiFERON quarterly sales exceeding $100 million for the first time. We are well-positioned to continue our track record of delivering solid sales growth trends well beyond 2023 as we as we move beyond the impact of COVID-19 headwinds."

Roland Sackers, Chief Financial Officer of QIAGEN, said: "Our results show the resilience of our portfolio due to the significant share of recurring consumables revenues. Despite making significant investments into the business, particularly R&D investments that were about 10% of sales in the first half of 2023, QIAGEN achieved an adjusted operating income margin above 27% of sales in the second quarter of 2023 as we exceeded our targets for both sales and adjusted EPS."

Key figures

In $ millions (Except EPS and diluted shares)	Q2			H1
	2023	2022	Change	2023	2022	Change
Net sales	495	516	-4%	980	1,144	-14%
Net sales - CER	497		-4%	999		-13%
Operating income	105	122	-14%	202	329	-39%
Adjusted operating income	136	146	-7%	260	378	-31%
Net income	81	97	-16%	166	252	-34%
Adjusted net income	118	118	0%	235	303	-22%
Diluted EPS	$0.35	$0.42	-17%	$0.72	$1.09	-34%
Adjusted diluted EPS	$0.51	$0.51	0%	$1.02	$1.31	-22%
Adjusted diluted EPS - CER	$0.52		2%	$1.04		-21%
Diluted shares (in millions)	231	230		231	230
Please refer to accompanying tables for reconciliation of reported to adjusted figures.
Tables may have rounding differences. Percentage changes are to prior-year periods.

Sales by product type, customer class and non-COVID / COVID-19 groups

	Q2				H1
	2023 sales (In $ m)	2022 sales (In $ m)	% change	% CER change	2023 sales (In $ m)	2022 sales (In $ m)	% change	% CER change
Consumables and related revenues	434	453	-4%	-4%	865	1,014	-15%	-13%
Instruments	60	63	-4%	-3%	115	130	-11%	-10%

Molecular Diagnostics	260	255	+2%	+2%	510	611	-17%	-15%
Life Sciences	235	261	-10%	-9%	470	533	-12%	-10%

Non-COVID product groups	457	423	+8%	+9%	891	823	+8%	+10%
COVID-19 product groups	37	92	-59%	-59%	89	321	-72%	-71%
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sales: For Q2 2023, non-COVID product group sales rose 9% CER over the year-ago period due to underlying 10% CER growth in consumables and related revenues, while instrument sales declined 1% CER. The Molecular Diagnostics customer class delivered growth above 15% CER excluding COVID product groups over the 2022 quarter, while Life Sciences sales were largely unchanged due to the decline in OEM revenues in the 2023 period.

•Operating income: Q2 2023 operating income margin was 21.3% of sales compared with 23.7% in Q2 2022. The adjusted operating income margin was 27.4% of sales compared with 28.4% in Q2 2022. In terms of components, the adjusted gross margin declined to 66.9% of sales in Q2 2023 from 67.4% in Q2 2022, affected by the lower sales base and product mix changes. R&D investments continued at a high level, representing 10.1% of sales in Q2 2023 from 9.7% in the same quarter of 2022. Sales & Marketing costs rose in Q2 2023 to 23.5% of sales from 23.1% in Q2 2022 amid increased customer engagement and expansion into digital channels. General & Administrative costs accounted for 5.9% of sales, down from 6.3% in Q2 2022 on efficiency gains while also supporting a higher level of IT investments.

•EPS: Diluted EPS was $0.35 per share in Q2 2023 compared with $0.42 in Q2 2022. Adjusted diluted EPS of $0.51 ($0.52 CER) exceeded the outlook for at least $0.50 CER, and was unchanged from results in Q2 2022.

Sales by product groups

	Q2				H1
	2023 sales (In $ m)	2022 sales (In $ m)	% change	% CER change	2023 sales (In $ m)	2022 sales (In $ m)	% change	% CER change
Sample technologies	165	178	-7%	-7%	338	443	-24%	-22%
Diagnostic solutions	177	157	+13%	+13%	339	331	+2%	+4%
Of which QuantiFERON	104	83	+27%	+27%	196	161	+22%	+23%
Of which QIAstat-Dx	21	16	+29%	+30%	42	43	-2%	0%
Of which NeuMoDx	11	18	-42%	-43%	24	45	-48%	-47%
Of which Other	40	40	+2%	+2%	77	82	-6%	-3%
PCR / Nucleic acid amplification	74	105	-29%	-29%	151	221	-32%	-30%
Genomics / NGS	64	57	+12%	+12%	119	113	+5%	+7%
Other	15	19	-20%	-18%	32	35	-9%	-4%
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sample technologies: Q2 2023 sales in the non-COVID product groups rose at a mid-single-digit CER rate over Q2 2022, supported by higher sales of consumables that more than offset a modest decline in instruments. The overall sales decline of 7% CER from the year-ago period reflected the significant drop-off in pandemic testing demand, particularly for QIAprep&amp.

•Diagnostic solutions: Non-COVID product group sales rose over 20% CER in Q2 2023, contributing to the 13% total growth over the year-ago period. QuantiFERON-TB achieved a milestone with over $100 million of sales in a quarter, delivering 27% CER growth fueled by the ongoing conversion of latent TB testing in all regions from the traditional skin test. QIAstat-Dx sales benefited from non-COVID utilization amid a higher level of quarterly placements than in Q2 2022. NeuMoDx sales improved year-on-year for non-COVID applications, but overall sales fell due to the high share of COVID-19 testing in Q2 2022. Sales of Precision Medicine consumables rose at a mid-single-digit CER rate and companion diagnostic co-development partnership revenues rose at a double-digit CER rate in Q2 2023 over the year-ago period.

•PCR / Nucleic acid amplification: QIAcuity digital PCR sales rose at a significant double-digit CER rate on both higher instrument sales and growing demand for consumables. However, Q2 2023 sales declined due primarily to a sharp decline in sales of OEM products for third-party companies, which also led to lower non-COVID product group sales over the year-ago period.

•Genomics / Next-generation sequencing (NGS): The QIAGEN Digital Insights (QDI) business led the performance in Q2 2023 with over 20% CER sales growth. Higher sales were also seen in the genomics portfolio of universal solutions for use with third-party next-generation sequencing (NGS) systems. Results in Q2 2023 also included incremental sales from Verogen, which QIAGEN acquired in early 2023 to expand into NGS-based forensics applications.

Sales by geographic regions

	Q2				H1
	2023 sales (In $ m)	2022 sales (In $ m)	% change	% CER change	2023 sales (In $ m)	2022 sales (In $ m)	% change	% CER change
Americas	263	252	+4%	+4%	510	505	+1%	+1%
Europe / Middle East / Africa	151	161	-6%	-7%	306	410	-25%	-23%
Asia-Pacific / Japan	81	102	-21%	-17%	164	229	-28%	-24%
Rest of world represented less than 1% of sales.
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Americas: Q2 2023 sales grew 4% CER, as higher sales in the U.S. and from QuantiFERON-TB more than offset reduced pandemic sales. Non-COVID sales rose at a high-single-digit CER rate over Q2 2022, supported by gains in the U.S., Brazil and Mexico over the year-ago period.

•Europe / Middle East / Africa: Q2 2023 sales rose at a double-digit CER rate for non-COVID product groups, while overall sales fell 7% CER from a higher level of pandemic testing demand in Q2 2022. Among the top-performing countries were the United Kingdom and France.

•Asia-Pacific / Japan: Q2 2023 sales grew at a mid-single-digit CER rate for non-COVID product groups over Q2 2022, while overall sales declined 17% CER. In China, non-COVID product sales were largely unchanged in Q2 2023 over the year-ago period, but overall sales were down significantly from very strong results in Q2 2022. Growth in Australia and South Korea in the non-COVID product groups offset modestly weaker trends in Japan.

Key cash flow data

	H1
In $ millions	2023	2022	Change
Net cash provided by operating activities	183	379	-52%
Purchases of property, plant and equipment	(62)	(61)	2%
Free cash flow	121	318	-62%

Net cash used in investing activities	(278)	(558)	NM
Net cash (used in) provided by financing activities	(25)	13	NM

•Net cash from operating activities was $183 million in the first half of 2023 compared with $379 million in the year-ago period. Results for 2023 included higher working capital requirements, in particular due to an increase in operating assets driven by higher inventories to ensure product availabilities.

•As of June 30, 2023, cash, cash equivalents and short-term investments stood at $1.3 billion compared to $1.4 billion as of December 31, 2022. QIAGEN has approximately $400 million of debt reaching maturity in Q3 2023.

Portfolio update

Among recent developments in QIAGEN's Sample to Insight portfolio:

Diagnostic solutions

•A first-of-its-kind systematic review on the clinical relevance of QuantiFERON-TB Gold Plus reaffirmed the value of this diagnostic test in detecting CD8 T-cell responses for immunocompromised patients, a key risk group for contracting active tuberculosis. These results demonstrate the role of QuantiFERON-TB Gold Plus, the fourth generation of this test and used to date in more than 100 million people, in patient stratification and its ability to address the needs of the medical community. QuantiFERON-TB Gold Plus is the world’s leading IGRA blood test, and sets itself apart from other IGRA tests with a streamlined and cost-efficient workflow based on whole blood samples.

•The therascreen PDGFRA RGQ PCR kit was approved in U.S. to aid in identifying patients with unresectable or metastatic gastrointestinal stromal tumors positive for the PDGFRA D842V mutation who may be eligible for treatment with Blueprint Medicines' AYVAKIT® (avapritinib). This approval adds to QIAGEN’s portfolio in precision medicine, including now 12 FDA-approved companion diagnostics and partnerships with over 30 pharma companies.

PCR / Nucleic Acid Amplification

•The portfolio of high-quality enzymes for Life Science research labs now includes individual products that can be ordered through the QIAGEN webshop. This option provides researchers with greater flexibility to customize their assays and workflows. QIAGEN has long been a supplier of enzymes to OEM customers around the world for a wide range of applications.

Genomics / NGS

•The Danish National Genome Center has begun using QIAGEN Clinical Insight (QCI) Interpret to generate oncology results from whole-genome sequencing (WGS) data. This is part of a larger personalized medicine initiative to provide this level of sequencing power as the standard-of-care for relevant patient groups throughout the country.

•The portfolio of QIAseq next-generation sequencing (NGS) solutions - used to process over four million samples to date - has been expanded with the launch of the QIAseq Normalizer Kits. These new kits provide a fast and cost-effective method to pool different DNA libraries for NGS sequencing runs.

•The U.S. Federal Bureau of Investigation (FBI) has approved QIAGEN’s NGS-based ForenSeq MainstAY workflow for the U.S. National DNA Index System (NDIS). This provides access to federal funding for accredited U.S. public crime laboratories to implement NGS applications for routine casework. The ForenSeq MainstAY workflow developed by Verogen provides a cost-effective alternative to capillary electrophoresis workflows. It can be combined with ForenSeq Kintelligence as an end-to-end workflow for forensic investigative genetic genealogy (FIGG).

Leadership change in Executive Committee

After nearly 20 years with QIAGEN in various senior leadership positions, and serving since 2017 as Senior Vice President, Head of the Life Sciences Business Area and member of the Executive Committee, Thomas Schweins has decided to step down from this role and will support the transition to his successor before retiring in 2024. QIAGEN would like to thank Dr. Schweins for his many important contributions to the success of QIAGEN and wish him all the best in his future endeavors. Nitin Sood has been appointed as his successor and will join QIAGEN as of October 1, 2023, as Senior Vice President, Head of the Life Sciences Business Area and member of the Executive Committee. He most recently served as Chief Commercial Officer, MRD, at Adaptive Biotechnologies (NASDAQ: ADPT). He has enjoyed a 20-year career in the diagnostic and life science fields, having also held leadership roles at Guardant Health, PerkinElmer, Agilent Technologies and NuGEN Technologies. He holds a Master’s degree from Delhi University in Molecular Biology and a Master’s degree from Ball State University in computer science.

Outlook

For full-year 2023, QIAGEN has updated its outlook for net sales of at least $1.97 billion CER (prior $2.05 billion CER) and for adjusted diluted EPS of at least $2.07 CER per share (prior $2.10 CER). This updated outlook reflects the stronger-than-expected drop in COVID-19 testing compared with 2022, as well as volatility in large-scale customer bulk orders in the OEM business, which affects both COVID and non-COVID sales results. It does not take into consideration any future acquisitions. Based on exchange rates as of August 4, 2023, currency movements against the U.S. dollar are expected to have a neutral impact on full-year net sales and adjusted EPS results.

For Q3 2023, net sales are expected to be at least $465 million CER, while adjusted diluted EPS is expected to be at least $0.48 CER per share. Based on exchange rates as of August 4, 2023, currency movements against the U.S. dollar are expected to have a slightly positive impact on sales of up to one percentage point, but a neutral impact on adjusted EPS.

Investor presentation and conference call

A conference call is planned for Wednesday, August 9, 2023 at 15:00 Frankfurt Time / 14:00 London Time / 9:00 New York Time. A live audio webcast will be made available in the investor relations section of the QIAGEN website, and a recording will also be made available after the event. A presentation is planned to be available before the conference call at https://corporate.qiagen.com/investor-relations/events-and-presentations/default.aspx.

Use of adjusted results

QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted net sales, adjusted gross income, adjusted gross profit, adjusted operating income, adjusted operating expenses, adjusted operating income margin, adjusted net income, adjusted net income before taxes, adjusted diluted EPS, adjusted EBITDA, adjusted EPS, adjusted income taxes, adjusted tax rate, and free cash flow. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of June 30, 2023, QIAGEN employed more than 6,100 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Forward-Looking Statement

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, including those products used in the response to the COVID-19 pandemic, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, including the breadth and duration of the COVID-19 pandemic and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.

Contacts
John Gilardi
Vice President, Head of Corporate Communications and Investor Relations
+49 2103 29 11711 / john.gilardi@qiagen.com

Phoebe Loh
Senior Director, Global Investor Relations
+49 2103 29 11457 / phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director, Head of External Communications
+49 2103 29 11826 / thomas.theuringer@qiagen.com

Daniela Eltrop
Associate Director, External Communications
+49 2103 29 11676 / daniela.eltrop@qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months		Six months
	ended June 30,		ended June 30,
(In $ thousands, except per share data)	2023	2022	2023	2022
Net sales	494,857	515,512	980,255	1,143,903
Cost of sales:
Cost of sales	166,637	169,381	328,543	367,499
Acquisition-related intangible amortization	16,068	15,113	32,084	30,416
Total cost of sales	182,705	184,494	360,627	397,915
Gross profit	312,152	331,018	619,628	745,988
Operating expenses:
Sales and marketing	116,331	118,890	230,972	237,394
Research and development	49,893	49,896	104,611	96,272
General and administrative	29,192	32,528	62,131	66,878
Acquisition-related intangible amortization	2,702	2,799	5,359	5,716
Restructuring, acquisition, integration and other, net	8,602	4,748	14,413	10,500
Total operating expenses	206,720	208,861	417,486	416,760
Income from operations	105,432	122,157	202,142	329,228
Other income (expense):
Interest income	21,343	4,338	39,351	6,560
Interest expense	(13,497)	(13,659)	(27,951)	(27,195)
Other (expense) income, net	(10,962)	2,688	(2,439)	2,453
Total other (expense) income, net	(3,116)	(6,633)	8,961	(18,182)
Income before income tax expense	102,316	115,524	211,103	311,046
Income tax expense	21,530	18,863	45,282	59,073
Net income	80,786	96,661	165,821	251,973

Diluted earnings per common share	$0.35	$0.42	$0.72	$1.09
Diluted earnings per common share (adjusted)	$0.51	$0.51	$1.02	$1.31
Shares used in computing diluted earnings per common share	230,517	229,938	230,560	230,229

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED RESULTS
(In $ millions, except EPS data)
(unaudited)

Three months ended June 30, 2023	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	494.9	312.1	105.4	102.3	(21.5)	21%	80.8	$0.35
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	2.8	11.4	11.4	(2.7)		8.7	0.04
Purchased intangibles amortization (b)	—	16.1	18.7	18.7	(4.6)		14.1	0.06
Non-cash interest expense charges (c)	—	—	—	8.4	—		8.4	0.03
Non-cash other income, net (d)	—	—	—	3.1	—		3.1	0.01
Certain income tax items (e)	—	—	—	—	2.5		2.5	0.02
Total adjustments	—	18.9	30.2	41.6	(4.8)		36.8	0.16
Adjusted results	494.9	331.0	135.6	143.9	(26.3)	18%	117.6	$0.51

*Using 230.5 M diluted shares

Three months ended June 30, 2022	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	515.5	331.0	122.2	115.5	(18.9)	16%	96.7	$0.42
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	1.4	6.1	5.8	(1.5)		4.2	0.02
Purchased intangibles amortization (b)	—	15.1	17.9	17.9	(4.4)		13.5	0.06
Non-cash interest expense charges (c)	—	—	—	8.0	—		8.0	0.03
Non-cash other income, net (d)	—	—	—	0.2	—		0.2	0.00
Certain income tax items (e)	—	—	—	—	(4.4)		(4.4)	(0.02)
Total adjustments	—	16.5	24.0	31.9	(10.3)		21.5	0.09
Adjusted results	515.5	347.5	146.2	147.4	(29.2)	20%	118.2	$0.51

*Using 229.9 M diluted shares

Please see footnotes for these tables on the following page.

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED RESULTS
(In $ millions, except EPS data)
(unaudited)

Six months ended June 30, 2023	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	980.3	619.6	202.1	211.1	(45.3)	21%	165.8	$0.72
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	5.8	20.2	20.2	(4.9)		15.3	0.07
Purchased intangibles amortization (b)	—	32.1	37.4	37.4	(9.2)		28.2	0.12
Non-cash interest expense charges (c)	—	—	—	16.7	—		16.7	0.07
Non-cash other income, net (d)	—	—	—	2.7	—		2.7	0.01
Certain income tax items (e)	—	—	—	—	5.8		5.8	0.03
Total adjustments	—	37.9	57.7	77.1	(8.3)		68.8	0.30
Adjusted results	980.3	657.5	259.8	288.2	(53.6)	19%	234.6	$1.02

*Using 230.6 M diluted shares

Six months ended June 30, 2022	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,143.9	746.0	329.2	311.0	(59.1)	19%	252.0	$1.09
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	2.0	12.5	12.2	(3.2)		9.0	0.04
Purchased intangible amortization (b)	—	30.4	36.1	36.1	(8.9)		27.2	0.12
Non-cash interest expense charges (c)	—	—	—	15.9	—		15.9	0.07
Non-cash other income, net (d)	—	—	—	0.2	—		0.2	0.00
Certain income tax items (e)	—	—	—	—	(1.8)		(1.8)	(0.01)
Total adjustments	—	32.4	48.6	64.5	(13.9)		50.6	0.22
Adjusted results	1,143.9	778.4	377.8	375.5	(73.0)	19%	302.6	$1.31

*Using 230.2 M diluted shares

(a) Results for 2023 include costs for acquisition projects, including the acquisition of Verogen Inc. completed on January 4, 2023. Results for 2022 include acquisition projects including continued integration activities at NeuMoDx and the Q2 2022 acquisition of BLIRT S.A.
(b) Results include the amortization of Verogen intangible assets acquired in Q1 2023.
(c) Cash Convertible Notes were recorded at an original issue discount that is recognized as incremental non-cash interest expense over the expected life of the notes.
(d) Adjustment includes the net impact of changes in fair value of the Call Options and the Embedded Cash Conversion Options related to the Cash Convertible Notes and foreign currency impacts from highly inflationary accounting in Turkey in 2023.
(e) Includes the impact of the estimated annual effective tax rate applied to the pretax amount in order to calculate the non-GAAP provision for income taxes. Additionally, certain income tax items were excluded from adjusted results that represent updates in QIAGEN's assessment of ongoing examinations or other tax items that are not indicative of the Company's normal future income tax expense.

Tables may contain rounding differences.

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	June 30, 2023	December 31, 2022
Assets	(unaudited)
Current assets:
Cash and cash equivalents	609,549	730,669
Short-term investments	722,352	687,597
Accounts receivable, net	312,599	323,750
Inventories, net	391,989	357,960
Prepaid expenses and other current assets	274,939	293,976
Total current assets	2,311,428	2,393,952
Long-term assets:
Property, plant and equipment, net	706,840	662,170
Goodwill	2,456,538	2,352,569
Intangible assets, net	570,192	544,796
Fair value of derivative instruments - long-term	97,616	131,354
Other long-term assets	204,654	202,894
Total long-term assets	4,035,840	3,893,783
Total assets	6,347,268	6,287,735
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	500,149	389,552
Accrued and other current liabilities	394,362	486,237
Accounts payable	83,939	98,734
Total current liabilities	978,450	974,523
Long-term liabilities:
Long-term debt, net of current portion	1,387,937	1,471,898
Fair value of derivative instruments - long-term	144,538	156,718
Other long-term liabilities	212,735	217,985
Total long-term liabilities	1,745,210	1,846,601
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 230,829 shares	2,702	2,702
Additional paid-in capital	1,890,023	1,868,015
Retained earnings	2,283,062	2,160,173
Accumulated other comprehensive loss	(417,902)	(404,091)
Less treasury stock, at cost — 2,647 and 3,113 shares, respectively	(134,277)	(160,188)
Total equity	3,623,608	3,466,611
Total liabilities and equity	6,347,268	6,287,735

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Six Months Ended June 30,
(In $ thousands)	2023	2022
Cash flows from operating activities:
Net income	165,821	251,973
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	103,197	103,408
Non-cash impairments	—	153
Amortization of debt discount and issuance costs	17,161	16,650
Share-based compensation expense	22,008	23,249
Deferred tax benefit	(7,171)	(3,950)
Other items, net including fair value changes in derivatives	40	7,467
Change in operating assets, net	(47,280)	(13,299)
Change in operating liabilities, net	(70,373)	(6,288)
Net cash provided by operating activities	183,403	379,363
Cash flows from investing activities:
Purchases of property, plant and equipment	(62,319)	(61,367)
Purchases of intangible assets	(7,218)	(14,657)
Purchases of short-term investments	(714,149)	(653,114)
Proceeds from redemptions of short-term investments	678,978	224,751
Cash paid for acquisitions, net of cash acquired	(149,532)	(63,651)
Cash (paid) received for collateral asset	(21,866)	11,100
Purchases of investments, net	(1,464)	(958)
Other investing activities	—	107
Net cash used in investing activities	(277,570)	(557,789)
Cash flows from financing activities:
Proceeds from issuance of common shares	163	106
Tax withholding related to vesting of stock awards	(12,524)	(16,684)
Cash (paid) received for collateral liability	(12,939)	33,699
Cash paid for contingent consideration	—	(4,572)
Net cash (used in) provided by financing activities	(25,300)	12,549
Effect of exchange rate changes on cash and cash equivalents	(1,653)	(8,105)
Net decrease in cash and cash equivalents	(121,120)	(173,982)
Cash and cash equivalents, beginning of period	730,669	880,516
Cash and cash equivalents, end of period	609,549	706,534

Reconciliation of free cash flow(1)
Net cash provided by operating activities	183,403	379,363
Purchases of property, plant and equipment	(62,319)	(61,367)
Free cash flow	121,084	317,996

(1) Free cash flow is a non-GAAP financial measure and is calculated from net cash provided by operating activities reduced by purchases of property, plant and equipment.